EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately NIS 259 Million in Dividends from Bezeq in May 2015

Ramat-Gan, Israel, May 6, 2015 - B Communications Ltd. (Nasdaq and TASE: BCOM) (“B Communications”) announced today that on May 6, 2015 shareholders at the General Meeting of its controlled subsidiary, Bezeq - The Israel Telecommunications Corp., Ltd. ("Bezeq"), approved the payment of a dividend of NIS 844 million to Bezeq's shareholders. The dividend, which is based on Bezeq’s dividend distribution policy, is expected to be paid on May 27, 2015. B Communications expects to receive approximately NIS 259 million (approximately US$ 67 million at current exchange rates) from this distribution.